Exhibit 12.1

MetLife, Inc.
Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
	(In millions)

Income from continuing operations before provisions for income tax	$6,039	$4,168	$4,293	$3,563	$2,346
Minority interest	240	234	154	152	110
Undistributed income and losses from investees	(596)	(169)	(106)	(108)	144

Adjusted earnings before fixed charges	$5,683	$4,233	$4,341	$3,607	$2,600

Add: Fixed charges
Interest and debt issue costs	1,116	900	659	408	478
Estimated interest component of rent expense (1)	58	66	68	61	59
Interest credited to bank deposits	199	194	109	39	17
Interest credited to policyholder account balances	5,741	5,171	3,887	2,997	3,035

Total fixed charges	$7,114	$6,331	$4,723	$3,505	$3,589

Preferred Stock Dividend	193	182	88	—	—

Total fixed charges plus preferred dividends	$7,307	$6,513	$4,811	$3,505	$3,589

Total earnings and fixed charges	$12,797	$10,564	$9,064	$7,112	$6,189

Ratio of earnings to fixed charges	1.80	1.67	1.92	2.03	1.72

Total earnings including fixed charges and preferred stock dividends	$12,990	$10,746	$9,152	$7,112	$6,189

Ratio of earnings to fixed charges including preferred stock dividends	1.78	1.65	1.90	2.03	1.72

1)	18.93% for 2007, 23.1% for 2006, 2005, 2004 and 2003.